U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2020 annual meeting of shareholders. With a record date as of March 3, 2020, the meeting will be held on April 25, 2020, at 10:00 A.M., Beijing Time (April 24, 2020, at 10:00 P.M., Eastern Time) and at the Registrant’s executive office at Tongsha Industrial Estate, East District, Dongguan City, Guangdong Province, China. The meeting will be held as a hybrid virtual and physical meeting. Shareholders unable to attend in person may attend by visiting www.dogness.com/2020annualmeeting, which will redirect to the meeting website. Due to the global impact of the coronavirus outbreak, the Registrant encourages shareholders to attend the meeting virtually where possible.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Proxy Statement for 2020 Annual Shareholder Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name:	Silong Chen
Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Dated: March 23, 2020